03014273

3/6/03

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
~~Washington, D.C. 20549~~

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OMB Number: 3235-1023
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-75

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Shelby Cullom Davis & Co., L.P.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

609 Fifth Avenue
(No. and Street)

New York	New York	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Warren Rosanoff (212) 207-3500
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center	New York	New York	10281
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 20 2003
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION RECEIVED MAR 03 2003 WASH, D.C. 155

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (6-02)

3/19

AFFIRMATION

I, Warren Rosanoff affirm that, to the best of my knowledge and belief, the accompanying financial statements and supporting supplemental schedules pertaining to Shelby Cullom & Co., L.P. for the year ended December 31, 2002, are true and correct in all material respects, and such financial statements and supplemental schedules will be made available promptly to all members and allied members of The New York Stock Exchange, Inc. in our organization. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Warren Rosanoff 2/28/03

Signature Date

Financial and Operations Principal

Title

Subscribed and sworn to before me,

this 28th day of February 2003

Karen A. Dragilow

Notary Public

Karen A. Dragilow
Notary Public, State of New York
No. 01DR6038437
Qualified in Kings County
Commission Expires March 13, 2006

SHELBY CULLOM DAVIS & CO., L.P.
(S.E.C. ID No. 8-00875)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2002
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

****

Filed in accordance with Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a PUBLIC document.

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.deloitte.com

Deloitte
& Touche

INDEPENDENT AUDITORS' REPORT

To the Partners of
Shelby Cullom Davis & Co., L.P.

We have audited the accompanying statement of financial condition of Shelby Cullom Davis & Co., L.P. (the "Company") for the year ended December 31, 2002, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Shelby Cullom Davis & Co., L.P. at December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 25, 2003

SEC MAIL PROCESSING RECEIVED
MAR 03 2003
WASH. D.C. 155 SECTION

SHELBY CULLOM DAVIS & CO., L.P.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

CASH	$ 592,101
RECEIVABLE FROM BROKERS	779,177
DEPOSITS WITH CLEARING ORGANIZATIONS	55,751
SECURITIES OWNED, AT FAIR VALUE:	
Marketable (substantially all held at various broker dealers)	2,430,896,789
Not readily marketable	15,140,615
DIVIDEND AND INTEREST RECEIVABLE	359,871
FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS - Net of accumulated depreciation of $1,389,599	291,847
MEMBERSHIP IN NEW YORK STOCK EXCHANGE - At cost (market value, $2,000,000)	417,515
OTHER ASSETS	4,811,786
TOTAL ASSETS	$2,453,345,452

LIABILITIES AND PARTNERS' CAPITAL

LIABILITIES:	
Securities loaned	$ 699,946,800
Bank loan	23,996,000
Payable to brokers and dealers	910,933
Accounts payable and accrued expenses	7,382,815
Total liabilities	732,236,548
PARTNERS' CAPITAL	1,721,108,904
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$2,453,345,452

See notes to statement of financial condition.

SHELBY CULLOM DAVIS & CO., L.P.

NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Shelby Cullom Davis & Co., L.P. (the "Company") is a registered broker dealer under the Securities Exchange Act of 1934, and is a member of the New York Stock Exchange ("NYSE"), trading primarily in equity securities. Proprietary transactions are cleared through another broker dealer and all customer transactions are cleared through the same broker dealer on a fully disclosed basis.

Furniture and Equipment - Furniture and equipment is recorded at cost and is depreciated using accelerated methods over the estimated useful lives of five to seven years. Leasehold improvements are recorded at cost and amortized on a straight-line basis over the lesser of the economic useful life of the improvement or the term of the lease.

Use of Estimates - The preparation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at December 31, 2002. Actual amounts could differ from the estimates included in the statement of financial condition.

Securities Owned - Marketable securities are valued at market value.

Securities not readily marketable are valued using estimated fair values as determined by management. Management estimates the fair value by evaluation of the underlying assets of the investee company.

Securities Loaned - Securities loaned are recorded at the amount of cash collateral received. The Company receives cash collateral in an amount approximating the market value of securities loaned. The Company monitors the market value of securities loaned on a daily basis, with additional cash collateral obtained or refunded as necessary.

Encumbered Securities – Encumbered securities amount to approximately $752 million, of which approximately $700 million are encumbered in connection with securities loaned transactions and approximately $52 million are encumbered in connection with bank loan activities.

Fair Value of Financial Instruments - Statement of Financial Accounting Standards No. 107, *Disclosures About Fair Value of Financial Instruments*, requires the Company to report the fair value of financial instruments, as defined. Substantially all of the Company's assets and liabilities are carried at fair value or amounts that approximate fair value.

Unincorporated Business Tax – As a partnership, the Company itself is not liable for Federal or state income taxes. Each partner is responsible to report separately their distributive share of Company income or loss. The Company is subject to New York City Unincorporated Business Tax.

2. NEW ACCOUNTING PRONOUNCEMENTS

In November 2002, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 45 ("FIN 45"), *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including*

Indirect Guarantees of Indebtedness of Others, which elaborates on the disclosures to be made by a guarantor about its obligations under certain guarantees issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligations undertaken in issuing the guarantee at the inception of such guarantees for the obligations the guarantor has undertaken. Additional disclosures are also prescribed for certain guarantee contracts. The initial recognition and initial measurement provisions of FIN 45 apply on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements are effective for financial statements for periods ending after December 15, 2002. The Company believes that FIN 45 will not have a material impact on its statement of financial condition.

In January 2003, the FASB issued Financial Interpretation No. 46 ("FIN 46"), *Consolidation of Variable Interest Entities*, which provides guidance to determine when enterprises should consolidate variable interest entities ("VIE's"). In general, a VIE is an entity whose equity investors either do not provide sufficient resources to enable the VIE to finance its activities without additional financial support from other parties, or lack decision making authority, the obligation to absorb the expected losses of the entity, or the right to receive the expected residual returns of the entity. FIN 46 requires that a VIE be consolidated by the party, referred to as the primary beneficiary, who is subject to a majority of the expected losses of the VIE or entitled to receive a majority of the expected residual returns of the VIE or both. FIN 46 is effective for any VIE's created after January 31, 2003 and applies in the first fiscal year after June 15, 2003 to VIE's in which an enterprise holds a variable interest that is acquired prior to February 1, 2003. The Company intends to adopt the provisions of FIN 46 as required in 2003 and does not believe that FIN 46 will have an impact on its statement of financial condition.

3. SECURITIES OWNED

Securities owned consist of investments, at fair values, as follows:

Marketable:	
Equity securities	$ 2,066,873,654
Money market funds	362,708,107
Fixed income securities	1,315,028
Total	2,430,896,789
Not readily marketable -	
Investment partnerships	15,140,615
Total securities owned	$ 2,446,037,404

The majority of the marketable equity securities are held at various broker dealers with the exception of securities encumbered (see Note 1). These broker dealers have the ability to pledge the securities in their custody.

Money Market Funds are sponsored by a related entity.

4. BANK LOAN

Bank loan consists of money borrowed from a financial institution, due on demand, with interest at variable rates (approximately 1.64% at December 31, 2002). This loan is collateralized by marketable equity securities, valued at approximately $52 million at December 31, 2002.

The company has committed credit lines currently totaling $30,000,000, which may be utilized through issuances of letters of credit or through direct borrowings.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934 and has elected to compute its net capital under the alternative method, which states that a broker-dealer must maintain net capital, as defined, equal to the greater of $250,000 or 2% of aggregated debit items computed in accordance with the formula for determination of reserve requirements (rule 15c3-3). At December 31, 2002, the Company had net capital as defined of approximately $1.382 billion, which exceeded its minimum requirement by approximately $1.382 billion.

6. UNINCORPORATED BUSINESS TAX

The company provides for Unincorporated Business Tax (UBT) for income derived from business activities conducted in New York City.

The Company has a deferred tax asset of approximately $220,000, which primarily relates to deferred compensation. A full valuation allowance has been provided against the deferred tax asset as management is of the opinion that it is more likely than not that these benefits will not be realized.

7. COMMITMENTS AND CONTINGENCIES

The Company has entered into a noncancellable operating lease for office space in New York City. The lease commenced January 1, 1995, expires October 31, 2005 and is subject to escalation based upon increases in operating expenses and real estate taxes.

Future minimum annual lease payments under the noncancellable lease as of December 31, 2002 are as follows:

Year Ending December 31	
2003	$ 436,749
2004	436,749
2005	363,958
Total	$ 1,237,456

The Company subleases a portion of its office space to an affiliate. Future minimum sublease income as of December 31, 2002 is as follows:

Year Ending December 31,	
2003	$ 273,471
2004	273,471
2005	227,893
Total	$ 774,835

8. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK

The Company seeks to control off-balance-sheet risk by monitoring the market value of securities loaned in compliance with internal guidelines. Pursuant to such guidelines, the Company requires additional collateral or reduction of positions, when necessary. The Company also completes credit evaluations of all customers.

The Company receives cash collateral approximating the market value of securities loaned. In the event the other party to these transactions is unable to return the securities loaned, the Company may be exposed to the risk of replacing the securities at prevailing market prices. The Company seeks to control this risk by monitoring on a daily basis the sufficiency of cash collateral held and requesting additional cash collateral when necessary.

The Company, may at times, maintain significant securities positions which are subject to fluctuations in market value. In order to control this risk, security positions are monitored on at least a daily basis.

The Company, as an introducing broker, clears all transactions with and for customers on a fully disclosed basis with a clearing broker, another New York Stock Exchange member firm, and promptly transmits all customer funds and securities to the clearing broker, who carries all of the accounts of such customers. These activities may expose the Company to off-balance-sheet risk in the event that the clearing broker is unable to fulfill its obligations.

The Company utilizes the services of clearing brokers for the settlement of proprietary transactions. These activities may expose the Company to off-balance-sheet risk in the event that the clearing broker is unable to fulfill its obligations.

The Company has cash at a bank in excess of FDIC insured limits and is exposed to the credit risk resulting from this concentration of cash.

9. DEFINED CONTRIBUTION PLANS

The Company sponsors a defined contribution plans under Section 401(k) of the Internal Revenue Code. The plan covers substantially all employees, and provides for participants to defer salary, up to statutory limitations. The Company matches contributions equal to 100% of eligible employees pre-tax contributions up to 5% of compensation up to statutory limitation.

The Company also sponsors a defined contribution profit sharing plan, which covers all employees who were employed on the last day of the plan year or who terminated employment during the plan year but worked at least 501 hours during the plan year. The Company, at its discretion, may make profit sharing

contributions, which will be allocated among all eligible employees whether or not they make elective deferrals. The Company has elected to contribute 3% of compensation up to statutory limits.

The Company has also established executive deferred compensation plans for certain individuals. Participants are immediately vested and will be paid the balance of their account at the individual's election. The plan participants have to pursue their rights as general creditors should the Company become insolvent. The value of the plan assets at December 31, 2002 approximates $4,765,000 and is included in other assets and the liability to the participants is included in accrued expenses and other liabilities.

10. MANAGEMENT AND ADVISORY SERVICES

The Company has entered into an agreement whereby parties related to the general partner provide assistance in allocating and managing the Company's capital. These parties are compensated by an incentive structure based on agreements that are in place between the Company and the parties providing the service.

* * * * * *

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.deloitte.com

Deloitte & Touche

February 25, 2003

Shelby Cullom Davis & Co., L.P.
609 Fifth Avenue
New York, New York 10017

Gentlemen:

In planning and performing our audit of the financial statements of Shelby Cullom Davis & Co., L.P. (the "Company") for the year ended December 31, 2002 (on which we issued our report dated February 25, 2003), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projection of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that

they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the Company's internal control:

The size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those control policies and procedures that depend on the segregation of duties. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

The foregoing condition was considered in determining the nature, timing, and extent of audit procedures to be performed in our audit of the financial statements of the Company for the year ended December 31, 2002, and this report does not affect our report thereon dated February 25, 2003.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that except for the effects, if any, of the condition indicated in the preceding paragraph, the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the New York Stock Exchange, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP